UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2024

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Termination of Share Repurchase Agreement

On January 26, 2024, SK Telecom Co., Ltd. (the “Company”) announced the termination of the share repurchase agreement (the “Agreement”) by and between the Company and SK Securities Co., Ltd. (“SK Securities”) pursuant to which the Company had engaged SK Securities to effect repurchases of common shares of the Company.

1. Value of Agreement (Won)		Prior to Termination	300,000,000,000
		After Termination	0
2. Term of Agreement Prior to Termination		From	July 27, 2023
		To	January 26, 2024
3. Purpose of Termination			Termination upon the expiration of the term of the Agreement
4. Counterparty to Agreement			SK Securities
5. Expected Date of Termination			January 26, 2024
6. Method of Return of Assets in Trust after Termination			Return of cash and treasury shares
7. Treasury Shares Held Prior to Termination	Acquisition within Limit Based on Maximum Amount of Dividends Payable	Common shares	6,450,414	Ratio (%)	2.95
		Preferred shares	—	Ratio (%)	—
	Other Acquisition	Common shares	—	Ratio (%)	—
		Preferred shares	—	Ratio (%)	—
8. Date of Resolution by the Board of Directors				—
– Attendance of Outside Directors		Present	—
		Absent	—
– Attendance of Auditors (Audit Committee Members who are not Outside Directors)				—

9. Other Matters Relating to an Investment Decision

•

Pursuant to Article 176-2 of the Financial Investment Services and Capital Markets Act, a separate resolution by the board of directors of the Company is not required as the Agreement has been terminated upon the expiration of its term.

•

A total of 6,090,410 common shares of the Company have been repurchased pursuant to the Agreement, which will be deposited to the Company’s corporate securities account and held by the Company upon the termination of the Agreement.

[Changes in Number of Treasury Shares Held Prior to Termination of Agreement]

(Unit: shares)

Method of acquisition			Type of shares	Beginning	Change			End	Notes
					Acquired (+)	Disposed (–)	Cancelled (–)
Acquisition within limit based on maximum amount of dividends payable	Direct acquisition	Direct acquisition through stock exchange	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Over-the-counter acquisition	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (a)	Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
	Acquisition through broker	Held in trust by broker	Common shares	6,090,410	—	—	—	6,090,410	—
			Preferred shares	—	—	—	—	—	—
		Held by Company	Common shares	360,004	—	—	—	360,004	—
			Preferred shares	—	—	—	—	—	—
		Subtotal (b)	Common shares	6,450,414	—	—	—	6,450,414	—
			Preferred shares	—	—	—	—	—	—
Other acquisition (c)			Common shares	—	—	—	—	—	—
			Preferred shares	—	—	—	—	—	—
Total (a+b+c)			Common shares	6,450,414	—	—	—	6,450,414	—
			Preferred shares	—	—	—	—	—	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung

(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: January 26, 2024

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